Filed by Boston Scientific Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation

Commission File No.: 001-13388

The following material was distributed to Boston Scientific’s Vice Presidents of Sales & Marketing on December 5, 2005.

Voicemail script for message to Boston Scientific sales force about proposed Guidant acquisition

This is [NAME: VP of Sales or Marketing]. I have some important news about our company that I would like to share with you and all the members of our sales team.  This morning Boston Scientific made a proposal to acquire Guidant in a transaction valued at $25 billion.  We believe our proposal offers substantial benefits not only for Boston Scientific and Guidant’s shareholders and employees, but also for our physicians and their patients.

We believe that bringing our two companies together would be a natural fit.  Upon closing of the proposed transaction, the combined company will form the world’s leading cardiovascular device company.  We will become the third largest medical device company in the world.  The transaction will enable Boston Scientific to add a high-growth cardiac rhythm management (CRM) platform and a second drug-eluting stent program, further diversifying our portfolio so we can continue to provide our customers with leading medical devices and therapies.

In particular, Guidant’s CRM business would complement our own cardiovascular, endosurgery and neuromodulation businesses, creating a powerful combined company with a diversified base of revenue and earnings across a wide range of businesses.  We will, of course, maintain our focus on our core businesses.

This transaction is about growth, primarily in new businesses where we do not currently have a presence.  Therefore, there are likely to be few, if any, changes in the products that are available to your customers.  Moreover, given the complementary nature of our two companies’ businesses, we do not anticipate any significant changes in our sales and product organizations.  Indeed, one of the biggest attractions of this combination is the prospect of bringing together the collective talents of the sales and product development teams of Guidant and Boston Scientific.

For more information about the proposed transaction, please check your inbox for the COMCAST message we sent this morning to all Boston Scientific employees, which includes a copy of the press release we issued today.  We are also including summary slides of key highlights.

Of course, there is still much work ahead to make this combination a reality, and it is important to remember that we remain competitors with Guidant for now.  The best way you can help is to stay focused on your day-to-day work and continue to provide your physicians with the excellent service they have come to expect from Boston Scientific.

Thank you and keep up the good work.

Additional Information

This material is not a substitute for the prospectus/proxy statement and any other documents Boston Scientific and Guidant would file with the SEC if a definitive agreement with Guidant is executed.  Investors and securityholders are urged to read such prospectus/proxy statement and any other such documents, when available, which would contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by Boston Scientific and Guidant with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from Boston Scientific by directing a request to Boston Scientific Corporation, One Boston Scientific Place, Natick, Massachusetts 01760-1537, Attention: Milan Kofol, Investor Relations.

Boston Scientific is not currently engaged in a solicitation of proxies from the securityholders of Boston Scientific or Guidant in connection with Boston Scientific’s proposed acquisition of Guidant or in connection with Johnson & Johnson’s proposed acquisition of Guidant.  If a proxy solicitation commences, Boston Scientific, Guidant and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Boston Scientific’s directors and executive officers is available in Boston Scientific’s proxy statement, dated April 4, 2005, for its 2005 annual meeting of stockholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement Boston Scientific and Guidant would file if a definitive agreement with Guidant is executed.